UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

NatureWell, Incorporated (Name of Issuer)
Common Stock (Title of Class of Securities)
63902Q109 (CUSIP Number)
Lowell Blankfort Park Plaza, 310 Third Ave, Suite C25 Chula Vista, CA 91910 619-422-3667 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 01, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 63902Q109

1.	Names of Reporting Persons. Lowell Blankfort I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,161,986

	8.	Shared Voting Power

	9.	Sole Dispositive Power 16,161,986

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,161,986

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 12.92%

14.	Type of Reporting Person IN

16,161,986 shares includes 4,771,429 shares of common stock held by the Blankfort Trust and also includes a $150,000 note held by the Blankfort Trust, which is convertible (at any time at the option of the holder) into 8,955,224 shares of common stock. Mr. Blankfort is the sole trustee of the Blankfort Trust and exercises sole voting and dispositive power over such securities. Also includes a $50,000 note held by Blankfort Unlimited, Inc., which is convertible (at any time at the option of the holder) into 2,000,000 shares of common stock. Mr. Blankfort is the sole shareholder and officer of Blankfort Unlimited and as such exercises sole voting and dispositive power over the securities.
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Item 1. Security and Issuer Common Stock, Senior Convertible Notes NatureWell, Incorporated, 110 West C Steet, Suite 1300, San Diego, CA 92101

Item 2. Identity and Background.

(a)	Name: Lowell Blankfort

(b)	Residence or business address: Park Plaza, 310 Third Avenue, Suite C25, Chula Vista, CA 91910

(c)	Present Principal Occupation or Employment: Consultant / Freelance Journalist

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration: Personal Funds

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Investment
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
None.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None.
(e) Any material change in the present capitalization or dividend policy of the issuer;
None.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None.
(j) Any action similar to any of those enumerated above.
None.

Item 5. Interest in Securities of the Issuer.

(a)	16,161,986 which includes 5,206,762 of Common Stock and $200,000 face value of convertible notes, which are convertible into 10,955,224 shares of Common Stock.

(b)	Not applicable.

(c)	Purchased convertable note, $50,000 face value, which is convertible into 2,000,000 shares of common stock.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
12/30/04	2,000,000.025

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2005
By:	/s/ Lowell Blankfort Lowell Blankfort

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